UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2020

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Execution Version

METHANEX CORPORATION

as Borrower

- and -

ROYAL BANK OF CANADA

as Agent Bank

- and –

THOSE INSTITUTIONS WHOSE NAMES ARE SET FORTH

ON THE EXECUTION PAGES HEREOF UNDER

THE HEADINGS “FACILITY A LENDERS”

AND “FACILITY B LENDERS”

as Lenders

FIRST AMENDMENT TO

AMENDED AND RESTATED CREDIT AGREEMENT (2019)

BNP PARIBAS, ACTING THROUGH ITS CANADA BRANCH, MIZUHO BANK, LTD. and

BANK OF MONTREAL

Syndication Agents

HSBC BANK CANADA and JPMORGAN CHASE BANK, N.A.

Documentation Agents

RBC CAPITAL MARKETS INC.

Lead Arranger and Bookrunner

Dated for reference June 3, 2020

THIS FIRST AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT (2019) is dated for reference June 3, 2020

AMONG:

METHANEX CORPORATION

as Borrower

OF THE FIRST PART

AND:

ROYAL BANK OF CANADA

as Agent Bank

OF THE SECOND PART

AND:

THOSE INSTITUTIONS WHOSE NAMES ARE SET FORTH ON THE EXECUTION PAGES HEREOF UNDER THE HEADINGS “FACILITY A LENDERS” AND “FACILITY B LENDERS”

as Lenders

OF THE THIRD PART

WHEREAS the parties are party to an amended and restated credit agreement dated for reference July 25, 2019 (the “2019 ARCA”), and the parties have now agreed that the 2019 ARCA will be further amended by this agreement (“this agreement”) effective on the Closing Date;

NOW THEREFORE in consideration of the mutual covenants and agreements herein set forth and other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1    Defined Terms.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the 2019 ARCA.

Methanex 2020 First Amendment

As used in this agreement, the following terms shall have the following meanings:

(1)

“Amendment Borrower Party” means each of the Borrower, Methanex Fortier, the G3 Owner and, if applicable, any other affiliate of the Borrower that is party to an Amendment Document being executed and delivered concurrently herewith.

(2)

“Amendment Documents” means this agreement, the Medicine Hat Security, the G3 Security (other than the G3 Assignment of Member Debt), the 2020 Consent & Waiver and all other agreements, instruments, certificates and documents to be executed and delivered to the Agent Bank or the Lenders by or on behalf of the Borrower or its affiliates hereunder or thereunder.

(3)	“Amendment Fee” means, in respect of a Lender executing this agreement, an amendment fee calculated at on the Commitment of such Lender under Facility A and Facility B.

(4)	“Closing Date” means June 3, 2020 or such later date as agreed by the parties.

(5)	“2019 ARCA” has the meaning set forth in the first recital to this agreement.

(6)	“2020 Consent & Waiver” means the consent and waiver of even date entitled 2020 Consent & Waiver provided by the Lenders to the Borrower under the 2019 ARCA.

Section 1.2    Incorporation into 2019 ARCA.

The 2019 ARCA and this agreement (together and as further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) shall henceforth be read together and shall have the effect as if all provisions of such agreements were contained in one instrument.

Section 1.3    Incorporation of Schedules.

Schedule 12, 23, 24 and 25 annexed hereto shall, for all purposes hereof, form an integral part of this agreement.

Section 1.4    Interpretation, etc.

This agreement shall be interpreted in accordance with Article 1 and sections 12.3, 12.9, 12.15 and 12.18 of the 2019 ARCA.

ARTICLE 2

AMENDMENTS

Subject to satisfaction or waiver of the conditions precedent set forth in Article 3, the following amendments are hereby made to the 2019 ARCA:

-2-	Methanex 2020 First Amendment

Section 2.1    Amendments to Definitions.

(1)	Change of Control Event.

The definition of Change of Control Event in section 1.1(29) of the 2019 ARCA shall be changed to read as follows:

“Change of Control Event” means the occurrence of a “Change of Control” as defined in the 2012 Fifth Supplemental on the date hereof (a copy of which definition is annexed as schedule 11).

(2)	Credit Facility Documents.

The definition of Credit Facility Documents in section 1.1(38) of the 2019 ARCA shall be changed to read as follows:

“Credit Facility Documents” means this agreement, the Medicine Hat Security, the G3 Security, the 2020 Consent & Waiver, Bankers’ Acceptances, Letters of Credit and all other agreements, instruments, certificates and documents to be executed and delivered to the Agent Bank or the Lenders by or on behalf of the Borrower or its affiliates hereunder or thereunder.

(3)	Disposition Proceeds.

Paragraph (d) of the definition of Disposition Proceeds in section 1.1(45) of the 2019 ARCA shall be changed to read as follows:

(d)

except in respect of proceeds received from a disposition taking place during the 2020 Waiver Period, proceeds used within a period of 180 days for the replacement of the relevant assets or as otherwise reinvested in the G3 Project;

(4)	LIBOR.

The word “zero” appearing twice in the definition of LIBOR in section 1.1(111) of the 2019 ARCA and twice in section 3.5(f) of the 2019 ARCA shall be changed in all four places to read “                                             ”.

(5)	Medicine Hat Security.

The definition of Medicine Hat Security in section 1.1(119) of the 2019 ARCA shall be changed to read as follows

“Medicine Hat Security” means (i) a fixed charge by way of mortgage over all real property legally or beneficially owned by the Borrower and comprising the Medicine Hat Site, and (ii) a security interest over all present and after-acquired personal property of whatsoever nature legally or beneficially owned by the Borrower and comprising Medicine Hat Assets: provided that the amount of Facility A Obligations secured by the Medicine Hat Security at any time shall not exceed the Medicine Hat Limit at such time.

-3-	Methanex 2020 First Amendment

(6)	Permitted Liens

Item (i) in the definition of Excluded Items in section 9.2(a) of the 2019 ARCA shall be changed by adding the words “and Indebtedness secured by Project Security” at the end.

(7)	Restricted Payment.

The definition of Restricted Payment in section 1.1(153) of the 2019 ARCA shall be changed to read as follows:

“Restricted Payment” means any payment (in cash or in kind) made by the Borrower or a Restricted Subsidiary to a shareholder or to any affiliate that is not the Borrower or a Restricted Subsidiary, whether by way of dividend, distribution, repayment of capital, loan advance or loan payment, investment, acquisition or sale of property, or any other similar transaction that has the economic effect of transferring value outside of the group comprising the Borrower and its Restricted Subsidiaries (and including any purchase, repurchase, redemption, or other acquisition or retirement for value of any of the Borrower’s or a Restricted Subsidiary’s equity interests, shares, capital stock, warrants, options or other rights to acquire any of the foregoing).

Section 2.2    Additional Definitions.

The following definitions shall be added to section 1.1 of the 2019 ARCA, which definitions shall be added in alphabetical order with consequent numbering changes to other definitions:

“Building” means a “Building” within the meaning of the Flood Laws, which includes a building or structure with at least two walls and a roof or any such building or structure in the course of construction.

“Facility B Principal Limitation” means US$307 million, as such amount may be adjusted in accordance with section 2.13(6)(v).

“FEMA” means the United States Federal Emergency Management Agency.

“Flood Compliance Event” means the occurrence of any of the following: (i) a Flood Redesignation with respect to any Mortgaged Property; (ii) any extension of the Facility B Maturity Date; (iii) any increase to the Commitments pursuant to section 2.1; and (iv) the addition of any Flood Hazard Property as collateral pursuant to section 2.13(4).

“Flood Hazard Determination” means a “Life-of-Loan” FEMA Standard Flood Hazard Determination obtained by the Agent Bank.

“Flood Hazard Property” means any Mortgaged Property that on the relevant date of determination includes a Building and, as shown on a Flood Hazard Determination, such Building is located in a Special Flood Hazard Area.

“Flood Insurance” means (i) federally-backed flood insurance available under the National Flood Insurance Program to owners of real property improvements located

-4-	Methanex 2020 First Amendment

in Special Flood Hazard Areas in a community participating in the United States National Flood Insurance Program, or (ii) to the extent permitted by the Flood Laws, a private flood insurance policy from a financially sound and reputable insurance company that is not an affiliate of the Borrower.

“Flood Insurance Documents” means (i) evidence as to whether each Mortgaged Property is a Flood Hazard Property pursuant to a Flood Hazard Determination, and (ii) if such Mortgaged Property is a Flood Hazard Property, (A) evidence as to whether the community in which such Mortgaged Property is located is participating in the National Flood Insurance Program, (B) the applicable subsidiary’s written acknowledgment of receipt of written notification from the Agent Bank as to the fact that such Mortgaged Property is a Flood Hazard Property and as to whether the community in which each such Flood Hazard Property is located is participating in the United States National Flood Insurance Program, and (C) copies of the applicable subsidiary’s application for a Flood Insurance policy plus proof of premium payment, a declaration page confirming that Flood Insurance has been issued, or such other evidence of Flood Insurance, in an amount equal to at least the amount required by the Flood Laws and naming the Agent Bank as sole loss payee and mortgagee on behalf of the Lenders, and otherwise including terms reasonably satisfactory to the Agent Bank. The parties agree that the delivery required pursuant to (x) clause (i) above shall be the responsibility of the Agent Bank and (y) clause (ii)(A) above shall be included in the Flood Hazard Determination and shall be deemed delivered simultaneously with the delivery of any Flood Hazard Determination.

“Flood Laws” means the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973, as revised by the National Flood Insurance Reform Act of 1994, and as the same may be further amended, modified or supplemented, and including the regulations issued thereunder.

“Flood Redesignation” means the designation of any Mortgaged Property as a Flood Hazard Property where such property was not a Flood Hazard Property previous to such designation.

“G3 Assignment of Member Debt” means an assignment of and charge over all indebtedness owed to Methanex Fortier by the G3 Owner, as evidenced by a commercial pledge agreement in substantially the form attached hereto as schedule 23, and a subordination agreement in substantially the form attached hereto as schedule 24.

“G3 Charge” means, individually and collectively, (i) a leasehold mortgage, (ii) a UCC-1 financing statement granted by the G3 Owner to the Agent Bank over all of the G3 Owner’s leasehold interest in and to the real and personal property and assets comprising the G3 Project, and (iii) a UCC-1 financing statement granted by the G3 Owner covering all assets of the G3 Owner, to be filed in the Secretary of State of the State of formation of the G3 Owner.

“G3 Disclaimer” has the meaning set forth in section 2.6(4)(i) of this agreement.

-5-	Methanex 2020 First Amendment

“G3 Lands Mortgage Document” means (i)                                                                                                                                                             (ii)                                                                                                                                                         and (iii) any other mortgage, charge, security agreement, note or other credit or security document entered into in replacement of or by way of amendment, supplement or modification of (i) or (ii)

“G3 JV Partner” means a person that is not affiliated with the Borrower and is brought into the G3 Project as a joint owner by the acquisition of membership interests in the capital of the G3 Owner, whether by the acquisition of membership interests presently held by Methanex Fortier or the issue of membership interests by the G3 Owner.

“G3 Pledge” means a pledge by Methanex Fortier to the Agent Bank of all of the membership interests of the G3 Owner held by Methanex Fortier represented by one or more certificates together with powers of attorney (endorsed in blank), approvals of directors, holders of membership interest or others as required for the pledge of such membership interests, and other supporting documents as the Agent Bank shall reasonably request.

“G3 Security” means, collectively, the G3 Charge, the G3 Pledge and the G3 Assignment of Member Debt.

“Ground Lease” means that certain Ground Lease Agreement, dated as of July 24, 2019, between Waterloo and the G3 Owner, together with all amendments, modifications and supplements thereto or renewals or replacements thereof.

“Methanex Fortier” means Methanex Fortier Inc.

“Medicine Hat Limit” means, at any time, an amount equal to 10% of Consolidated Net Worth (as such term is defined in, and determined at such time in accordance with, the 1995 US Note Indenture).

“Mortgaged Property” means, at any time, any property located in the United States of America that is or is intended to be subject to any Lien in favor of the Agent Bank for the benefit of the Lenders, including the “Property” under and as defined in the G3 Charge.

“2020 Consent & Waiver” means the consent and waiver dated on or about June 3, 2020 entitled 2020 Consent & Waiver provided by the Lenders to the Borrower under the 2019 ARCA.

“2020 Waiver Period” has the meaning set forth in the 2020 Consent & Waiver.

Section 2.3    Deletion of ICR Waiver Period.

The ability of the Borrower to make an ICR Waiver Period Election shall be deleted from the 2019 ARCA. The definitions of ICR Waiver Period, ICR Waiver Period Conditions, ICR Waiver Period Effective Date and ICR Waiver Period Election, and schedules 14 and 17, shall be deleted from the 2019 ARCA and all provisions and references which are by their terms

-6-	Methanex 2020 First Amendment

effective only during or otherwise conditional upon the ICR Waiver Period shall have no effect.

Section 2.4    CDOR Discontinuation.

The following shall be added to the 2019 ARCA as new section 3.5(3):

(3)	CDOR Discontinuation.

(a)

If the Agent Bank determines (which determination shall be conclusive absent manifest error), or the Borrower notifies or the Majority Lenders notify the Agent Bank that the Borrower has or the Majority Lenders have (as applicable) determined that:

(i)

adequate and reasonable means do not exist for ascertaining the CDOR Rate, including because the “CDOR Page” of Reuters Monitor Money Rates Service is not available or published on a current basis for the applicable interest period and such circumstances are unlikely to be temporary;

(ii)

the administrator of the CDOR Rate or an Official Body having jurisdiction has made a public statement identifying a specific date after which the CDOR Rate will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;

(iii)

an Official Body having jurisdiction over the Agent has made a public statement identifying a specific date after which the CDOR Rate shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (ii) above and in this clause (iii) a “CDOR Scheduled Unavailability Date”); or

(iv)

syndicated loans currently being executed, or that include language similar to that contained in this section 3.5(3), are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the CDOR Rate, then reasonably promptly after such determination by the Agent Bank or receipt by the Agent Bank of such notice, as applicable, the Agent Bank and the Borrower may mutually agree upon a successor rate to the CDOR Rate, and the Agent Bank and the Borrower may amend this agreement to replace the CDOR Rate with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth

-7-	Methanex 2020 First Amendment

Business Day after the Agent Bank shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, the Lenders comprising the Majority Lenders have delivered to the Agent Bank written notice that such Majority Lenders do not accept such amendment.

(b)

If no CDOR Successor Rate has been determined and the circumstances under subsection (a) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Agent Bank will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Bankers’ Acceptances and BA Equivalent Advances shall be suspended (to the extent of the affected Bankers’ Acceptances, BA Equivalent Advances, or terms). Upon receipt of such notice, the Borrower may revoke any pending request for an Advance of, conversion to or rollover of Bankers’ Acceptances or BA Equivalent Advances (to the extent of the affected Bankers’ Acceptances, BA Equivalent Advances, or terms) or, failing that, will be deemed to have converted such request into a request for an Advance of Cdn. Prime Rate Advances in the amount specified therein.

(c)

Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this agreement. In addition, CDOR shall not be included or referenced in the definition of Cdn Prime Rate.

Section 2.5    Facility B Principal Limitation.

The following paragraph shall be added to the end of section 2.1(3)(b) of the 2019 ARCA:

The aggregate principal amount permitted to be outstanding under Facility B shall not exceed the Facility B Principal Limitation; provided that the foregoing limitation shall be removed at any time after expiry of the 2020 Waiver Period upon not less than 30 days’ prior written notice from the Borrower to the Agent Bank, with which notice the Borrower shall have delivered to the Agent Bank (x) a compliance certificate demonstrating compliance on a pro forma basis with the financial covenants applicable to the Credit Facility as at the end of the current Financial Quarter or, as applicable, during the four Financial Quarters then ended, and thereafter until Substantial Completion, (y) evidence of sufficient liquidity to achieve Substantial Completion on a pro forma basis having regard to funding from Facility B and projected cash flow, and (z) a timetable demonstrating achievement of Substantial Completion on or prior to March 31, 2024 (or such later date as may be agreed by the Majority Lenders).

Section 2.6    Security.

(1)	Provision of Security.

The following shall be added to the 2019 ARCA as new section 2.13:

Section 2.13    Security.

-8-	Methanex 2020 First Amendment

(1)

Medicine Hat Security. As continuing collateral security for the payment and performance of the Facility A Obligations (on a pari passu basis among the Facility A Lenders), the Medicine Hat Security has been executed by the Borrower and delivered to the Agent Bank; provided that the amount of Facility A Obligations secured by the Medicine Hat Security at any time shall not exceed the Medicine Hat Limit at such time.

(2)	Medicine Hat Security – Release. The Medicine Hat Security shall be released at any time after the expiry of the 2020 Waiver Period upon the written request of the Borrower to the Agent Bank if:

(i)	the Borrower has minimum Ratings of at least BBB-/Ba1 or BB+/Baa3 by S&P/Moody’s; and

(ii)

the Borrower shall have delivered to the Agent Bank a Compliance Certificate demonstrating compliance (at the end of the Financial Quarter immediately preceding the proposed date of release of the Medicine Hat Security) with the financial covenants applicable to the Credit Facility as at the end of such preceding Financial Quarter or, as applicable, during the four Financial Quarters then ended), which covenants shall be applied and determined without giving effect to the terms of the 2020 Consent & Waiver which are in effect only during the 2020 Waiver Period.

(3)

G3 Security – General. As continuing collateral security for the payment and performance of the Facility B Obligations (on a pari passu basis among the Facility B Lenders), the G3 Pledge has been executed and, together with the related UCC-1 financing statement, has been delivered by the G3 Owner and Methanex Fortier and delivered to the Agent Bank.

(4)	G3 Security—Material Real Property –

(i)

The Borrower shall promptly provide to the Agent Bank all information and documents reasonably requested by any Facility B Lender through the Agent Bank from and after the date of this agreement to complete its flood review and approval process in respect of the G3 Charge; provided that the Borrower shall not be required to incur any material costs in connection with responding to such flood review diligence requests. On the earlier of (x) the thirtieth (30th) day after the date of this agreement, and (y) the date that the Agent Bank has reasonably concluded that the Facility B Lenders have completed their flood review and approval processes to their satisfaction, the Borrower shall promptly execute and deliver the G3 Charge and the Agent Bank shall proceed to authorize the recording or filing thereof in the applicable local recording or filing office. The Borrower shall promptly provide to the Agent Bank (a) evidence, reasonably satisfactory to the Agent Bank, of the recordation or filing in the applicable local recording or filing office

-9-	Methanex 2020 First Amendment

of the G3 Charge and (b) an opinion of local counsel covering the G3 Charge as described on schedule 25 attached hereto. Any Facility B Lender may, prior to the expiration of such thirty (30) day period, elect to waive and release any rights or benefits running to such Facility B Lender by reason of the Liens and security interests created by the G3 Charge, including any right to the proceeds of the enforcement of the G3 Charge (collectively, the “G3 Disclaimer”); provided, however, that such G3 Disclaimer shall automatically terminate and be of no further force or effect upon the earlier of the date that (I) such waiving Lender delivers to the Agent Bank a notice of termination of its G3 Disclaimer and (II) such waiving Lender is no longer a Facility B Lender of record.

(ii)

The Borrower shall forthwith advise the Agent Bank of the acquisition by the G3 Owner of any material real property interest and (to the extent not subject to the charge or Lien of the existing G3 Security) upon request shall cause the G3 Owner to grant or cause to be granted to the Agent Bank a first-priority Lien over such material real property as security for the Facility B Obligations (subject to Permitted Liens) in substantially the same forms as the G3 Charge or otherwise in form and substance satisfactory to the Agent Bank, acting reasonably; provided that no such mortgage, Lien or charge will be entered into by the Agent Bank prior to the satisfaction of the requirements of section 9.1(1)(d) with respect to such material real property; provided further that the Agent Bank will not accept any mortgage, Lien or charge over such material real property unless the Agent Bank has reasonably concluded that the Facility B Lenders have completed their flood review and approval processes. If requested by the Agent Bank, the Borrower shall promptly deliver the documents set forth in schedule 25 relating to the relevant Mortgaged Property, and such other documents as the Agent Bank in consultation with the Facility B Lenders may reasonably request with respect to any such Mortgaged Property, in each case in form and substance reasonably acceptable to the Agent Bank.

(5)

G3 Security – Release. The foregoing security shall be released upon the written request of the Borrower to the Agent Bank if the Facility B Repayment Date has occurred or if at any time after December 31, 2021:

(i)	the Borrower has minimum Ratings of at least BBB-/Ba1 or BB+/Baa3 by S&P/Moody’s; and

(ii)

the Borrower shall have delivered to the Agent Bank a Compliance Certificate demonstrating compliance (at the end of the Financial Quarter immediately preceding the proposed date of release of the G3 Security) with the financial covenants applicable to the Credit Facility as at the end of such preceding Financial Quarter or, as applicable, during the four Financial Quarters then ended), which covenants shall

-10-	Methanex 2020 First Amendment

be applied and determined without giving effect to the terms of the 2020 Consent & Waiver which are in effect only during the 2020 Waiver Period.

(6)

G3 Security – Sale of Interest. In the event that the 2020 Waiver Period has ended and the Borrower intends to dispose of a portion of its interest in the G3 Project to a G3 JV Partner, the G3 Security granted by the G3 Owner would be released by the Agent Bank, as would the security (by way of pledge) over any membership interests in the G3 Owner sold to the G3 JV Partner (and any G3 Owner inter-corporate indebtedness assigned to the G3 JV Partner), subject to the following conditions:

(i)	the G3 Owner shall have provided a covenant against the incurrence of further indebtedness or the creation of security over any of its assets (subject to customary reasonable agreed exceptions);

(ii)

Facility B shall be canceled on a permanent basis in the same proportion as the Borrower had disposed of its interest in the G3 Project (for example, if 40% of the G3 Project were disposed of, then 40% of Facility B would be canceled);

(iii)

any outstanding principal amount of Facility B shall be repaid within two Business Days if required to be compliant with clause (ii) of this section 2.13(6) or the Funding Proportion prescribed in section 2.1(2)(b);

(iv)	the definition of Project Costs shall be revised to be equal to the Borrower’s share of Project Costs;

(v)

the formula in section 2.1(2)(c) shall be modified such that FPn = (MX%*USD$800 million/PTC)% + 10% where MX% is the Methanex percentage ownership of the G3 Project, and the Facility B Principal Limitation shall be adjusted in a manner satisfactory to the Borrower and the Agent Bank in order to reflect the reduced Methanex percentage ownership of the G3 Project; and

(vi)

the Borrower shall have provided to the Agent Bank an updated construction plan for the G3 Project together with financial background regarding the G3 JV Partner and evidence satisfactory to the Lenders of the G3 JV Partner’s ability to fund its proportionate share of the cost to complete the G3 Project.

(7)

G3 Assignment of Member Debt. The Borrower shall cause Methanex Fortier and, as applicable, any other subsidiary to deliver to the Agent Bank promptly (but in any event within 20 days after receipt by Methanex Fortier or such other subsidiary) all evidences of indebtedness owed by the G3 Owner to Methanex Fortier or such other subsidiary, and assignments thereof, in substantially the form of commercial pledge agreement attached hereto as schedule 23 and the

-11-	Methanex 2020 First Amendment

form of subordination agreement attached hereto as schedule 24 and such other supporting documents as the Agent Bank shall reasonably request.

(8)

Continued Perfection. The Borrower shall (and shall cause Methanex Fortier, the G3 Owner and, as applicable, any other subsidiary to) take such action and execute and deliver to the Agent Bank such agreements, conveyances, deeds and other documents and instruments as the Agent Bank shall reasonably request for the purpose of establishing, perfecting, preserving and protecting the Medicine Hat Security and the G3 Security and the Liens thereof to the extent contemplated by this agreement, the Medicine Hat Security and the G3 Security, in each case forthwith upon request therefor by the Agent Bank and in form and substance satisfactory to the Agent Bank, acting reasonably.

(2)	Escrow.

Section 6.4 of the 2019 ARCA shall be deleted and the Agent Bank shall return to the Borrower on (or as soon as reasonably practicable after) the Closing Date the Escrow Documents delivered to the Agent Bank under section 6.4 of the 2019 ARCA.

Section 2.7    [Omitted].

Section 2.8    Conditions to Advance.

(1)	Conditions.

The last line of section 6.2(2) of the 2019 ARCA shall be changed from “… the conditions precedent set forth in paragraphs (a) through (c) are satisfied” to read “… the conditions precedent set forth in paragraphs (a) through (d) are satisfied.”

(2)	Accommodation Limits.

The following shall be added to the 2019 ARCA as new section 6.2(3):

(3)

Facility A – In addition to the conditions precedent heretofore set forth in section 6.2(1), the obligation of the Facility A Lenders to make any Accommodation under Facility A after the Closing Date shall be subject to the satisfaction of the following conditions precedent:

(a)

where the proceeds of an Accommodation are to be used to pay any portion of the principal amount due under the Borrower’s 5.25% bonds due March 1, 2022, the Borrower shall have demonstrated to the satisfaction of the Lenders that, after giving effect to such Accommodation, the Borrower has liquidity (being the unutilized portion of the Total Facility A Commitment plus unrestricted cash on hand) of at least US$200 million;

(b)	where after giving effect to a requested Accommodation during the 2020 Waiver Period the outstanding principal amount drawn under Facility A would exceed US$200 million, the Borrower shall have

-12-	Methanex 2020 First Amendment

certified to the Facility A Lenders as a condition to receiving such Accommodation that it is not drawing under Facility A for the purpose of accumulating cash reserves beyond normal-course business purposes; and

(c)

after the commencement of the 2020 Waiver Period until the earliest to occur of (i) repayment in full of Facility B and termination of all obligations of the Facility B Lenders to make Accommodations thereunder, (ii) repayment in full of all indebtedness under and secured by the G3 Lands Mortgage Documents and termination of the Liens thereof, and (iii) release of the G3 Charge, and after giving effect to a requested Accommodation, the unutilized portion of the Total Facility A Commitment shall be at least US$5 million.

Each of the giving of any Notice and the acceptance or use by the Borrower of the proceeds of any Accommodation under Facility A shall be deemed to constitute a representation and warranty by the Borrower that on the date of such Notice or Accommodation and after giving effect thereto the conditions precedent set forth in paragraphs (a) through (c) are satisfied.

(3)	Substantial Completion.

The word “and” shall be deleted from the end of section 6.2(2)(c), the full stop at the end of section 6.2(2)(d) shall be changed to read “; and”, and the following shall be added to the 2019 ARCA as new section 6.2(2)(e):

(e)	Substantial Completion. The Borrower shall have certified that Substantial Completion is expected to occur on or before March 31, 2024 (or such later date as may be agreed by the Majority Lenders).

The words “and Substantial Completion is expected to occur on or before March 31, 2024 [or such later date as may be agreed by the Majority Lenders]” shall be added to the end of item (f) of the Borrowing Notice (Facility B) in schedule 2 to the 2019 ARCA.

Section 2.9    Covenants.

The following shall be added to the 2019 ARCA at the end of section 9.1(1)(d)

(i)     If any Mortgaged Property is at any time a Flood Hazard Property, then the Borrower shall, or shall cause its applicable subsidiary to, provide to the Agent Bank the Flood Insurance Documents with respect to such Mortgaged Property. The Agent Bank shall provide to the Lenders copies of the Flood Insurance Documents (including any Flood Insurance Documents delivered in connection with a Flood Compliance Event), to the extent received from the Borrower. The Agent Bank agrees to request such Flood Insurance Documents at the request of any Lender. Unless the Borrower provides the Agent Bank with the Flood Insurance Documents, the Agent Bank may upon providing written notice of its intention to the Borrower and a reasonable opportunity (not to exceed the lesser of (x) 21 days or such longer period as the Majority Lenders shall approve, or (y) any earlier date required by the Flood Laws),

-13-	Methanex 2020 First Amendment

purchase Flood Insurance meeting the requirements of clause (C) of the definition of “Flood Insurance Documents” at the Borrower’s expense to protect the interests of the Agent Bank and the Lenders. The Borrower and each of its applicable subsidiaries shall cooperate with the Agent Bank in connection with compliance with the Flood Laws, including by providing any information reasonably required by the Agent Bank (or by any Lender through the Agent Bank) in order to confirm compliance with the Flood Laws.

(ii)    If the Agent Bank shall receive written notice of a Flood Redesignation with respect to any Mortgaged Property, the Agent Bank shall obtain a completed Flood Hazard Determination with respect to the applicable Mortgaged Property, and the Borrower shall provide to the Agent Bank, to the extent not previously delivered, the Flood Insurance Documents with respect to such Mortgaged Property by not later 45 days after the date of the Flood Redesignation or any earlier date required by the Flood Laws.

(iii)    The Borrower shall give to the Agent Bank written notice of any Flood Compliance Event not less than 45 days prior to such Flood Compliance Event. The Agent Bank shall provide a copy of such notice to the Lenders and shall obtain a completed Flood Hazard Determination. For avoidance of doubt, the Borrower shall provide, or re-provide, as the case may be, to the Agent Bank the Flood Insurance Documents by not later than the date of the Flood Compliance Event and as a condition precedent to the occurrence of such Flood Compliance Event.

Section 2.10    Pricing.

Schedule 12 to the 2019 ARCA shall be replaced by Schedule 12 annexed to this agreement. The pro forma margin on the effective date of this agreement is              bps (and                bps undrawn) based on the Baa3 / BB Ratings.

Section 2.11    Other amendments.

(1)	Notice of Default.

Section 9.1(1)(j)(ii) of the 2019 ARCA shall be amended by adding the words “(A) any G3 Lands Mortgage Document, or (B) under” after the words “constitute a default under”.

(2)	Share Ownership.

Section 9.1(1)(m) of the 2019 ARCA shall be amended to read as follows:

(m)

Share Ownership, etc. Subject to section 9.2(h)(i) in respect of the permitted disposition of one Restricted Project, it will maintain its ownership (direct or indirect) of all outstanding shares in the capital of each Restricted Project Owner and each other subsidiary of the Borrower (other than Atlas and the Egypt Owner, and other than the G3 Owner whose equity interests may be held directly or indirectly by a third party so long as it remains a subsidiary of

-14-	Methanex 2020 First Amendment

the Borrower) that performs material services or provides material functions pertaining to a Restricted Project.

(3)	Substantial Completion.

Section 9.1(2)(a) of the 2019 ARCA shall be amended to read as follows:

(a)	G3 Project. It will achieve, or will cause the achievement of, Substantial Completion of the G3 Project on or prior to March 31, 2024 or such later date as may be agreed by the Majority Lenders.

(4)	Abandonment.

The following will be added to the end of section 10.1(q) of the 2019 ARCA, after the semi-colon: “provided that the provisions of this section 10.1(q) shall cease to apply on the Facility B Repayment Date;”

(5)	Cross-Default.

The following shall be added to the 2019 ARCA as a new section 10.1(r) and the existing section (r) and sections (s) and (t) shall be sections 10.1(s), (t) and (u), respectively:

(r)

Cross-Default to Mortgage and Ground Lease. Any event shall occur and shall continue after the applicable grace period (if any) specified in a G3 Lands Mortgage Document or the Ground Lease as a result of which event the creditor shall be entitled to declare the principal thereof to be due and payable or the landlord shall be entitled to terminate the Ground Lease; provided that the provisions of this section 10.1(r) shall cease to apply on release of the G3 Charge;

(6)	Assignment.

Section 12.10(2) of the 2019 ARCA shall be amended to read, in its entirety, as follows:

The Borrower shall not have the right to assign its rights or obligations hereunder or any interest herein without the prior consent of all the Lenders, which consent may be arbitrarily withheld.

(7)	Electronic Commerce

The following shall be added to the 2019 ARCA as new section 12.20:

Section 12.20    Electronic Execution of Amendment and Certain Other Documents

The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this agreement and the transactions contemplated hereby shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or

-15-	Methanex 2020 First Amendment

enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada.

(8)	Schedules

Schedules 23, 24 and 25 annexed to this agreement shall be annexed to the 2019 ARCA as schedules 23, 24 and 25 thereto.

(9)	Agent Bank May Perform Covenants

Section 9.3 of the 2019 ARCA shall be amended to read, in its entirety, as follows:

(a)

If the Borrower or any Restricted Subsidiary shall fail to perform or observe any covenant applicable to it as contained herein or in any other Credit Facility Document, the Agent Bank may, in its sole discretion acting reasonably, and shall upon the instructions of the Majority Lenders, perform any of the said covenants capable of being performed by it and, if any such action requires the payment or expenditure of money, it may make such payment or expenditures with its own funds; provided that (without derogating from or affecting any rights or remedies of the Agent Bank and the Lenders under article 10) the Agent Bank shall first have provided written notice of its intention to the Borrower and a reasonable opportunity (not to exceed 21 days, or such longer period as the Majority Lenders shall approve) to cure the failure.

(b)

Upon the occurrence of any default or event of default under any G3 Lands Mortgage Document or the Ground Lease (in this paragraph, a “G3 Event”), the Agent Bank may, in its sole discretion acting reasonably, and shall upon the instructions of the Majority Lenders, cure such G3 Event and, if any such action requires the payment or expenditure of money, it may make such payment or expenditures with its own funds or with the proceeds of an Accommodation (in respect of which Accommodation no conditions precedent shall be applicable); provided that (without derogating from or affecting any rights or remedies of the Agent Bank and the Lenders under article 10) the Agent Bank shall first have provided written notice of its intention to the Borrower and a reasonable opportunity (not to exceed two business days, or such longer period as the Majority Lenders shall approve) to effect such cure the failure. For greater certainty, the actions to be taken by the Agent Bank to cure a G3 Event may include making payment of one or more instalments under a G3 Lands Mortgage Document, and curing any other defaults under a G3 Lands Mortgage Document or the Ground Lease (monetary or non-monetary). The provisions of this section 9.3(b) shall cease to apply on release of the G3 Charge.

-16-	Methanex 2020 First Amendment

(c)

The Agent Bank may, from time to time, engage an environmental consultant from a list of up to three consultants chosen in consultation with the Borrower in order to monitor environmental compliance by the Borrower or any Restricted Subsidiary with any applicable Permits or Laws; provided that such right shall only be exercised when the Agent Bank or any Lender has determined that it has reasonable grounds for believing that the action is necessary to protect its interests, and such right shall not be exercised (in the absence of a Default or Event of Default) more than once in each year for each asset.

(d)

All amounts paid by the Agent Bank pursuant to this section 9.3 shall form part of the Obligations, shall be repaid by the Borrower to the Agent Bank on demand therefor and (other than in the case of amounts paid pursuant to paragraph (c)) shall bear interest at the rate of interest set forth in section 2.7 from and including the date paid by the Agent Bank hereunder to but excluding the date such amounts are irrevocably repaid in full to the Agent Bank.

(e)

Nothing set forth in this section 9.3 or otherwise in this agreement shall grant, or be construed as granting, to the Agent Bank or any Lender any right to enter upon any premises or any site at which methanol may be stored for the purpose of environmental clean-up or remediation or similar activities.

(10)	Errata

The third-last paragraph of section 10.1 of the 2019 ARCA is amended by changing “(w) and (x)” to read “(s), (t) and (u)”.

The second-last paragraph of section 10.1 of the 2019 ARCA is amended by changing “(w)” to read “(s)”.

ARTICLE 3

CONDITIONS

Section 3.1    Closing Conditions.

The amendments in Article 2 of this agreement shall become effective if, on the Closing Date, the following conditions have been fulfilled to the satisfaction of, or waived by, the Lenders executing this agreement:

(a)	Documents. The Amendment Documents (other than the G3 Charge) shall have been executed and delivered by each Amendment Borrower Party to the Agent Bank;

(b)	Constitutional Documents. The Agent Bank shall have received certified copies of the constitutional documents of each Amendment Borrower Party;

-17-	Methanex 2020 First Amendment

(c)

Resolutions. The Agent Bank shall have received certified copies of resolutions of the boards of directors of each Amendment Borrower Party authorizing the execution, delivery and performance of the Amendment Documents to which it is a party;

(d)

Incumbency. The Agent Bank shall have received a certificate of a director, the secretary or an assistant secretary of each Amendment Borrower Party certifying the names and the true signatures of the officers of such Amendment Borrower Party authorized to sign the Amendment Documents to which it is a party;

(e)

Good Standing. The Agent Bank shall have received (where available under relevant corporate legislation) a certificate of good standing or like certificate issued by appropriate government officials of the jurisdiction of formation of each Amendment Borrower Party and of each jurisdiction set out opposite its name in part two of schedule 8 to the 2019 ARCA;

(f)

Approval. All necessary Permits and approvals of third parties in connection with the execution and delivery of the Amendment Documents shall have been received, where the failure to obtain same would have a Material Adverse Effect;

(g)

Representations and Warranties. All of the representations and warranties contained herein or in any other Amendment Document or Credit Facility Document shall be true and correct in all material respects (after giving effect to the 2020 Waiver & Consent) on and as of the Closing Date as though made on and as of such date and the Agent Bank shall have received a certificate of appropriate officers of the Borrower so certifying to the Lenders;

(h)

No Default. No Default or Event of Default shall have occurred and be continuing (after giving effect to the 2020 Waiver & Consent), and the Agent Bank shall have received a certificate of appropriate officers of the Borrower so certifying to the Lenders;

(i)	Financial Statements. The Agent Bank shall have received the most recent unaudited quarterly financial statements of the Borrower;

(j)	Forecast. The Agent Bank shall have received a five-year financial forecast of the Borrower (including income statement, balance sheet and cash-flow statement);

(k)

Compliance Certificate. The Borrower shall have provided to the Lenders a Compliance Certificate in respect of the Financial Quarter ended March 31, 2020 confirming compliance with the provisions to which reference is made therein;

(l)	Fees. The Agent Bank and the Lenders shall have received payment of all fees and all reimbursable expenses then due, including all Amendment Fees;

-18-	Methanex 2020 First Amendment

(m)

Opinions. The Agent Bank shall have received favourable opinions of counsel to the Amendment Borrower Parties and counsel to the Lenders, in form and substance satisfactory to the Lenders, acting reasonably (including as to registration and perfection of the Medicine Hat Security and the G3 Pledge);

(n)	Flood Insurance. The Agent Bank shall have received the Flood Insurance Documents;

(o)

Title Searches. (i) Record owner and encumbrance searches of the real property records in the applicable jurisdictions with respect to the G3 Project, which searches shows fee and leasehold title to the G3 Project vested in the G3 Owner and Waterloo and no intervening Liens (other than Permitted Liens) or exceptions except as otherwise reasonably approved by the Agent Bank, and are otherwise in the form and substance reasonably acceptable to the Agent Bank, it being acknowledged by the Agent Bank and the Lenders that the record of lease is being recorded on or immediately after the Closing Date and therefore the G3 Owner may not be shown on such searches as owner of record of the leasehold title to the G3 Project; and (ii) all documents necessary to establish that the Borrower or applicable subsidiary holds all real property interests, licenses and access rights necessary and sufficient for the ownership, operation and maintenance of the G3 Project, including any and all recorded and unrecorded instruments or memoranda, which documents shall be duly recorded with any required Official Body as required by and in accordance with applicable Law;

(p)

Lien Searches. The Agent Bank shall have received completed requests for information dated a recent date, including UCC, judgment, tax, litigation and bankruptcy searches with respect to Methanex Fortier, the G3 Owner and any other subsidiary or affiliate of the Borrower deemed reasonably necessary by the Agent Bank and, in the case of UCC searches, listing all effective financing statements filed in the jurisdictions specified by the Agent Bank that name as debtor Methanex Fortier, the G3 Owner and any other subsidiary or affiliate of the Borrower deemed reasonably necessary by the Agent Bank, together with copies of such financing statement;

(q)

G3 Consents and Agreements. The Agent Bank shall have received, in a form reasonably satisfactory to the Agent Bank (i) a lender estoppel and agreement from                                                   and                                                  , (ii) an estoppel certificate and agreement from Waterloo and G3 Owner, (iii) a consent from                                                   consenting to the Ground Lease and the G3 Charge, and (iv) a memorandum of lease in recordable form with respect to the Ground Lease or evidence that such memorandum of lease has been recorded in the applicable land records sufficient, in the Agent Bank’s judgment, to give constructive notice to third-party purchasers of such leasehold interest;

(r)	UCC-1 Financing Statements. The Agent Bank shall have received the form UCC-1 Financing Statements corresponding to the G3 Charge and G3 Pledge,

-19-	Methanex 2020 First Amendment

which forms shall be in proper form for filing or recordation; it being acknowledged by the Agent Bank and the Lenders that (i) the UCC-1 Financing Statement corresponding to the G3 Pledge is being filed on or immediately after the Closing Date and the Borrower shall promptly provide to the Agent Bank evidence, reasonably satisfactory to the Agent Bank, of the filing of such UCC-1 Financing Statement, and (ii) the UCC-1 Financing Statements corresponding to the G3 Charge shall be delivered to the Agent Bank and filed after the Borrower receives authorization from the Agent Bank as further provided for in Section 2.6(1) of this agreement; and

(s)	Other. The Lenders shall have received such supporting and other certificates and documentation as the Lenders may reasonably request.

Section 3.2    Conditions Solely for the Benefit of the Lenders.

All conditions set forth in section 3.1 are solely for the benefit of the Lenders, and no other person shall have standing to require satisfaction of any condition and no other person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by the Lenders at any time the Lenders deem it advisable to do so in their sole discretion.

ARTICLE 4

MISCELLANEOUS

Section 4.1    Credit Facility Document

This agreement constitutes a Credit Facility Document and all references in the Credit Facility Documents to the 2019 ARCA shall from and as of the effective date of this agreement mean the 2019 ARCA as amended hereby.

Section 4.2    Electronic Execution of Amendment and Certain Other Documents

The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this agreement and the transactions contemplated hereby shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada.

-20-	Methanex 2020 First Amendment

IN WITNESS WHEREOF the parties have caused this agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

BORROWER:

METHANEX CORPORATION

Per:	“Kevin Price”

Per:	“Ian Cameron”

AGENT BANK:

ROYAL BANK OF CANADA

Per:	“Yvonne Brazier”

-21-	Methanex 2020 First Amendment

LENDERS: ROYAL BANK OF CANADA

Per:	“Curtis Standerwick”

Methanex 2020 First Amendment

BANK OF MONTREAL

Per:	“Ben Rough”

Per:

Methanex 2020 First Amendment

BNP PARIBAS, ACTING THROUGH ITS CANADA BRANCH

Per:	“Rod O’Hara”

Per:	“Zainuddin Ahmed”

BNP PARIBAS, ACTING THROUGH ITS NEW YORK BRANCH

Per:	“Geraud Haissat”

Per:	“Donna La Spina”

Methanex 2020 First Amendment

MIZUHO BANK, LTD.

Per:	“Brad Crilly”

Per:

Methanex 2020 First Amendment

HSBC BANK CANADA

Per:	“Todd Patchell”

Per:	“Michael Worsley”

Methanex 2020 First Amendment

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH

Per:	“Jeffrey Coleman”

Per:

Methanex 2020 First Amendment

EXPORT DEVELOPMENT CANADA

Per:	“Philip Sauvé”

Per:	“Christopher Wilson”

Methanex 2020 First Amendment

BANK OF AMERICA, N.A., CANADA BRANCH

Per:	“David Rafferty”

Per:

Methanex 2020 First Amendment

BANK OF NEW ZEALAND

Per:	“Kyle Roderick Berryman”

Per:	“Helen Huang Yue”

Methanex 2020 First Amendment

SCHEDULE 12

APPLICABLE MARGIN

APPLICABLE MARGIN:	The Rating to be determined by Moody’s and S&P; the borrowing margin for the period immediately subsequent to the publication of the Rating shall be set as follows:
	Rating (see below re: split Ratings) ≥Baa2 / BBB Baa3 / BBB- Ba1 / BB+ Ba2 / BB Ba3 / BB- <Ba3 / BB-	Cdn Prime Rate / US Base Rate + bps + bps + bps + bps + bps + bps	B/As / LIBOR / L/C’s + bps + bps + bps + bps + bps + bps	Standby Fee bps bps bps bps bps bps

For split Ratings, (i) with a one notch differential, the pricing at the higher Rating shall apply, and (ii) with more than one notch differential, the average of the pricings at the Ratings shall apply. If there is only one Rating because the Borrower has determined to eliminate all other Ratings or has otherwise failed to maintain two Ratings, or if there are no Ratings, the highest applicable margin (greatest number of bps) on the grid immediately above shall apply. Notwithstanding the prior sentence, if there is only one Rating because an Agency ceases to exist or to otherwise provide rating services generally, the remaining single Rating shall be used for the purposes of this schedule 12.

Methanex 2020 First Amendment

SCHEDULE 23

FORM OF COMMERCIAL PLEDGE AGREEMENT (INTERCOMPANY DEBT)

[see attached]

Methanex 2020 First Amendment

SCHEDULE 24

FORM OF SUBORDINATION AGREEMENT (INTERCOMPANY DEBT)

[see attached]

Methanex 2020 First Amendment

SCHEDULE 25

DOCUMENTS RELATING TO ADDITIONAL MORTGAGED PROPERTY

Opinions. The Agent Bank shall have received favourable opinions of counsel to the G3 Owner and counsel to the Lenders, in form and substance satisfactory to the Lenders, acting reasonably (including as to registration and perfection of the additional security);

Flood Insurance. The Agent Bank shall have received the Flood Insurance Documents for the additional Mortgaged Property;

Title Searches. (i) Record owner and encumbrance searches of the real property records in the applicable jurisdictions with respect to the additional Mortgaged Property, which searches shows fee and/or leasehold title to the additional Mortgaged Property vested in the G3 Owner or the applicable subsidiary and no intervening Liens (other than Permitted Liens) or exceptions except as otherwise reasonably approved by the Agent Bank, and are otherwise in the form and substance reasonably acceptable to the Agent Bank, and (ii) all documents necessary to establish that the Borrower or applicable subsidiary holds all real property interests, licenses and access rights necessary and sufficient for the ownership, operation and maintenance of the G3 Project or such other Mortgaged Property, including any and all recorded and unrecorded instruments or memoranda, which documents shall be duly recorded with any required Official Body as required by and in accordance with applicable Law;

Lien Searches. The Agent Bank shall have received completed requests for information dated a recent date, including UCC, judgment, tax, litigation and bankruptcy searches with respect to Methanex Fortier, the G3 Owner and/or any other subsidiary or affiliate of the Borrower deemed reasonably necessary by the Agent Bank and, in the case of UCC searches, listing all effective financing statements filed in the jurisdictions specified by the Agent Bank that name as debtor the Borrower and/or the applicable subsidiary or affiliate of the Borrower deemed reasonably necessary by the Agent Bank, together with copies of such financing statement;

Other. The Lenders shall have received such supporting and other certificates and documentation as the Lenders may reasonably request.

Methanex 2020 First Amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: June 5, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary